PRESS RELEASE

INNOSPEC REPORTS FOURTH QUARTER AND FULL YEAR 2015 FINANCIAL RESULTS

Full year sales up 5 percent and EBITDA up 9 percent year-on-year; Margins strong in core businesses

Balance sheet remains healthy; net cash positive entering 2016

Adjusted EPS of $4.36 per share for 2015, continuing to deliver shareholder value

Depressed conditions in Oilfield Services drive weaker Q4 performance

Q4 sales and EBITDA down as anticipated

Englewood, CO – February 16, 2016 – Innospec Inc. (NASDAQ: IOSP) today announced its financial results for the fourth quarter and full year ended December 31, 2015.

Total net sales for the fourth quarter were $246.0 million, a 15 percent decrease from $290.7 million in the corresponding period last year. For the full year, sales reached a record $1.0 billion, up 5 percent on 2014.

Net income for the quarter was $31.5 million, or $1.28 per diluted share, compared with $27.9 million, or $1.11 per diluted share, a year ago. EBITDA (earnings before interest, taxes, depreciation, amortization and acquisition fair value adjustments) for the quarter was $39.8 million, down 20 percent from 2014’s fourth quarter.

Results for this quarter include some special items, which are summarized in the table below. Excluding these items, adjusted non-GAAP EPS (earnings per share) in the fourth quarter was $1.24 per diluted share, compared to $1.28 per diluted share a year ago. Innospec closed the quarter in a net cash position of $5.6 milion. The Company paid a semi-annual dividend of $0.31 per common share during the quarter.

Despite challenging market conditions, Innospec continued to generate cash and, during the quarter operating cash inflows were $27.1 million before capital expenditures of $7.2 million.

EBITDA and net income excluding special items, and related per-share amounts, are non-GAAP financial measures that are defined and reconciled with GAAP results herein and in the schedules below.

	Quarter ended December 31, 2015			Quarter ended December 31, 2014
	Income before	Net		Income before	Net
(in millions, except share and per share data)	income taxes	Income	Diluted EPS	income taxes	income	Diluted EPS
Reported GAAP amounts	$35.2	$31.5	$1.28	$42.7	$27.9	$1.11

Adjustment to fair value of contingent consideration	(9.1)	(5.6)	(0.23)	(1.9)	(1.4)	(0.06)
Amortization of acquired intangible assets	4.3	3.4	0.14	4.1	3.0	0.12
Fair value acquisition accounting	3.7	2.4	0.10	—	—	—
Foreign currency exchange (gains)/losses	(2.0)	(1.5)	(0.06)	0.4	0.3	0.01
Adjustment of income tax provisions	0.3	0.3	0.01	2.0	2.0	0.08
Acquisition-related costs	—	—	—	0.5	0.4	0.02
	(2.8)	(1.0)	(0.04)	5.1	4.3	0.17
Adjusted non-GAAP amounts	$32.4	$30.5	$1.24	$47.8	$32.2	$1.28

Commenting on the results, Patrick S. Williams, President and Chief Executive Officer, said,

“As we anticipated, continued depressed crude oil prices have taken their toll on our Oilfield Services business. Outside of this, our core businesses continue to perform to expectations and plan, with Fuel Specialties and Performance Chemicals, continuing to deliver good results. Given the challenges in our markets around the globe, we believe that a 9 percent increase in EBITDA for the full year over 2014 is a significant achievement and that our continued healthy balance sheet and close customer relationships help us to face the unsettled market environment with confidence.”

“In Oilfield Services, although we were able to hold our sales for much of 2015, crude oil prices have continued to fall, with substantial impact on our customers. Although we believe we are doing better than many in the industry, our fourth quarter was inevitably down, and we have continued to align our cost base with business prospects and conditions.”

“Fuel Specialties operated to our expectations for the full year, but was softer in the fourth quarter, impacted by order patterns and the very warm start to the winter across all regions. On a positive note, our performance in EMEA is particularly encouraging, given continued sluggish demand, and the headwinds of currency impacts in that region. Sales in both the Americas and Asia Pacific have been progressing well, and we believe that recent contract wins and some organization changes should pay dividends during 2016.”

“Within Performance Chemicals, our strategic Personal Care business has again added new products to its portfolio, driving sales growth. We are delighted to see our ingredients being used in some high profile customer launches. We are investing in new production facilities to support increased sales, while creating capacity for future expansion. As we anticipated, headline results in this business were offset by a softer performance in Polymers and further currency fluctuations.”

“We delivered the Octane Additives order in Q4 as planned. We now have a confirmed order for the first part of 2016, which is similar to the order we fulfilled in Q4 2015. Beyond this we have no further visibility.”

For the full year, total revenues of $1.0 billion increased 5 percent from $960.9 million in 2014. Net income for 2015 was $119.5 million, or $4.86 per diluted share, compared to $84.1 million, or $3.38 per diluted share, a year ago. EBITDA for the year was $153.3 million, up 9 percent from $140.8 million in 2014. Special items increased net income for the full year by $12.4 million, or $0.50 per diluted share; in 2014, similar items decreased net income by $7.2 million, or $0.29 per diluted share.

	Year ended December 31, 2015			Year ended December 31, 2014
	Income before	Net		Income before	Net
(in millions, except share and per share data)	income taxes	income	Diluted EPS	income taxes	income	Diluted EPS
Reported GAAP amounts	$152.3	$119.5	$4.86	$110.9	$84.1	$3.38

Adjustment to fair value of contingent consideration	(40.7)	(24.2)	(0.98)	(1.9)	(1.4)	(0.06)
Amortization of acquired intangible assets	17.0	13.3	0.54	14.0	10.5	0.42
Fair value acquisition accounting	3.7	2.4	0.10	—	—	—
Adjustment of income tax provisions	(2.3)	(2.3)	(0.09)	(1.9)	(1.9)	(0.07)
Profit on disposal of subsidiary	(1.6)	(1.6)	(0.07)	—	—	—
Foreign currency exchange gains	—	—	—	(1.8)	(1.4)	(0.06)
Acquisition-related costs	—	—	—	1.8	1.4	0.06
	(23.9)	(12.4)	(0.50)	10.2	7.2	0.29
Adjusted non-GAAP amounts	$128.4	$107.1	$4.36	$121.1	$91.3	$3.67

Net sales in Fuel Specialties for the quarter were $186.3 million, a 14 percent decrease from $216.8 million in last year’s fourth quarter, driven by reduced volumes in Oilfield Services and a softer fourth quarter in Fuel Specialties in the Americas. Adjusting for the acquisition, revenues fell by 19 percent year over year driven by a 10 percent reduction in volumes, 5 percent from a combination of lower pricing and a weaker sales mix and 4 percent from the adverse currency impacts. Excluding Oilfield Services, fuel revenues in the Americas fell by 12 percent year over year due to a reduction in volumes due to order patterns and the warm start to the winter. In EMEA and AsPac sales were broadly on par with last year. Overall, the segment’s gross margin for the quarter was 35.3 percent, up 3.1 percentage points from 32.2 percent in last year’s fourth quarter, and operating income was $ 25.6 million. For the full year, the segment’s sales were up 11 percent to $758.3 million and operating income was broadly flat at $103.9 million.

In Performance Chemicals, revenues for the quarter were $39.2 million, down from $51.0 million last year as a result of the disposal of the Aroma Chemicals business. Excluding the disposal, net sales were up 6 percent from a year ago as volume growth of 14 percent was partially offset by 3 percent lower pricing and an adverse currency impact of 5 percent. By region, sales in the Americas grew by 13 percent, while EMEA, was broadly flat, and AsPac fell by 14 percent. The segment’s gross margin for the quarter was 27.3 percent benefitting from a richer sales mix as strong growth in our strategic Personal Care business was offset by softness in the Polymers market. Operating income for the quarter was $4.2 million. Sales for the full year were $194.5 million and operating income was $23.5 million.

Octane Additives’ net sales for 2015’s fourth quarter were $20.5 million, compared to $22.9 million a year ago. Gross margin for the quarter was 48.3 percent, and the segment’s operating income was $8.8 million, compared to last year’s $10.6 million. For the year, Octane Additives’ net sales were $59.5 million an 8 percent increase, and its operating income was $24.7 million, a 9 percent increase from a year ago.

Corporate costs for the quarter were $13.5 million, up from $9.0 million a year ago driven primarily by a legal fee recovery in 2014. The effective tax rate for the quarter was 10.5 percent and, as we expected, the full year effective tax rate of 21.5 percent was lower than last year’s 24.2 percent.

For the full year, net cash generated from operations was $117.7 million, compared to $106.3 million during 2014. At year-end, Innospec had $141.7 million in cash, cash equivalents and short-term investments and total debt of $136.1 million, resulting in a net cash position of $5.6 million.

Mr. Williams concluded,

“While Innospec continues to perform well, the intense pressure on our oil and gas business has meant that we have inevitably seen a significant slow-down which has impacted our results in Q4. However, our other businesses remain strong, and we anticipate that we will continue to generate good operating cash flow. During the quarter, we also paid our semi-annual dividend of 31 cents per share, and still came in with a positive year-end cash position. We believe that our very healthy balance sheet will enable us to ride out these market conditions, and that we should emerge as a stronger player when the market recovers. We expect 2016 to present some formidable challenges, but we feel that we are well-placed to deal with them positively and we continue to be focused on future growth and generating shareholder value.”

Use of Non-GAAP Financial Measures

The information presented in this press release includes financial measures that are not calculated or presented in accordance with Generally Accepted Accounting Principles in the United States (GAAP). These non-GAAP financial measures comprise EBITDA, income before income taxes excluding special items and net income excluding special items and related per share amounts. EBITDA is net income per our consolidated financial statements adjusted for the exclusion of charges for interest expense, net, income taxes, depreciation, amortization and acquisition fair value adjustments. Income before income taxes, net income and diluted EPS, excluding special items, per our consolidated financial statements are adjusted for the exclusion of adjustment to fair value of contingent consideration, amortization of acquired intangible assets, fair value acquisition accounting, adjustment of income tax provisions, profit on disposal of subsidiary, foreign currency exchange (gains)/losses and acquisition-related costs. Reconciliations of these non-GAAP financial measures to their most directly comparable GAAP financial measures are provided herein and in the schedules below. The Company believes that such non-GAAP financial measures provide useful information to investors and may assist them in evaluating the Company’s underlying performance and identifying operating trends. In addition, management uses these non-GAAP financial measures internally to allocate resources and evaluate the performance of the Company’s operations. While the Company believes that such measures are useful in evaluating the Company’s performance, investors should not consider them to be a substitute for financial measures prepared in accordance with GAAP. In addition, these non-GAAP financial measures may differ from similarly-titled non-GAAP financial measures used by other companies and do not provide a comparable view of the Company’s performance relative to other companies in similar industries. Management believes the most directly comparable GAAP financial measure is GAAP net income and has provided a reconciliation of EBITDA and net income excluding special items, and related per share amounts, to GAAP net income herein and in the schedules below.

About Innospec Inc.

Innospec Inc. is an international specialty chemicals company with approximately 1300 employees in 20 countries. Innospec manufactures and supplies a wide range of specialty chemicals to markets in the Americas, Europe, the Middle East, Africa and Asia-Pacific. The Fuel Specialties business specializes in manufacturing and supplying the fuel additives that help improve fuel efficiency, boost engine performance and reduce harmful emissions. This business also contains Oilfield Services which provides specialty chemicals for oil & gas drilling and production operations. Innospec’s Performance Chemicals business provides effective technology-based solutions for our customers’ processes or products focused in the Personal Care and Polymers markets. Innospec’s Octane Additives business is the world’s only producer of tetra ethyl lead.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included or incorporated herein may constitute forward-looking statements.  Such forward-looking statements include statements (covered by words like “expects,” “estimates,” “anticipates,” “may,” “believes,” “feels” or similar words or expressions, for example,) which relate to earnings, growth potential, operating performance, events or developments that we expect or anticipate will or may occur in the future. Although forward-looking statements are believed by management to be reasonable when made, they are subject to certain risks, uncertainties and assumptions, and our actual performance or results may differ materially from these forward-looking statements. Additional information regarding risks, uncertainties and assumptions relating to Innospec and affecting our business operations and prospects are described in Innospec’s Annual Report on Form 10-K for the year ended December 31, 2014, and other reports filed with the U.S. Securities and Exchange Commission. You are urged to review our discussion of risks and uncertainties that could cause actual results to differ from forward-looking statements under the heading “Risk Factors” in such reports.  Innospec undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Brian Watt
Innospec Inc.
+44-151-356-6241
Brian.Watt@innospecinc.com

Schedule 1

INNOSPEC INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(in millions, except share and per share data)
}	Three Months Ended			Twelve Months Ended
}	December 31			December 31
	2015	2014		2015	2014
Net sales	$246.0	$290.7	$	1,012.3	$960.9
Cost of goods sold	(159.7)	(196.6)		(666.3)	(658.9)

Gross profit	86.3	94.1		346.0	302.0
Operating expenses:
Selling, general and administrative	(55.1)	(47.1)		(206.7)	(169.2)
Research and development	(6.0)	(4.9)		(25.3)	(22.2)
Adjustment to fair value of contingent consideration	9.1	1.9		40.7	1.9
Profit on disposal of subsidiary	—	—		1.6	—
Total operating expenses	(52.0)	(50.1)		(189.7)	(189.5)

Operating income	34.3	44.0		156.3	112.5
Other net income/(expense)	2.0	(0.4)		—	1.8
Interest expense, net	(1.1)	(0.9)		(4.0)	(3.4)

Income before income taxes	35.2	42.7		152.3	110.9
Income taxes	(3.7)	(14.8)		(32.8)	(26.8)

Net income	$31.5	$27.9		$119.5	$84.1

Earnings per share:
Basic	$1.31	$1.14		$4.96	$3.45
Diluted	$1.28	$1.11		$4.86	$3.38
Weighted average shares outstanding (in thousands):
Basic	24,093	24,384		24,107	24,391
Diluted	24,598	25,111		24,612	24,878

INNOSPEC INC. AND SUBSIDIARIES

Schedule 2A

SEGMENTAL ANALYSIS OF RESULTS	Three Months Ended		Twelve Months Ended
	December 31		December 31
(in millions)	2015	2014	2015	2014
Net sales:
Fuel Specialties	$186.3	$216.8	$758.3	$682.2
Performance Chemicals	39.2	51.0	194.5	223.5
Octane Additives	20.5	22.9	59.5	55.2

	246.0	290.7	1,012.3	960.9

Gross profit:
Fuel Specialties	65.7	69.9	265.1	219.0
Performance Chemicals	10.7	11.8	52.4	54.4
Octane Additives	9.9	12.4	28.5	28.6

	86.3	94.1	346.0	302.0

Operating income:
Fuel Specialties	25.6	36.6	103.9	104.4
Performance Chemicals	4.2	4.7	23.5	25.6
Octane Additives	8.8	10.6	24.7	22.6
Pension credit/(charge)	0.1	(0.8)	0.2	(3.3)
Corporate costs	(13.5)	(9.0)	(38.3)	(38.7)

	25.2	42.1	114.0	110.6
Adjustment to fair value of contingent consideration	9.1	1.9	40.7	1.9
Profit on disposal of subsidiary	—	—	1.6	—
Total operating income	$34.3	$44.0	$156.3	$112.5

Schedule 2B

NON-GAAP MEASURES	Three Months Ended		Twelve Months Ended
	December 31		December 31
(in millions)	2015	2014	2015	2014
Net income	$31.5	$27.9	$119.5	$84.1
Interest expense, net	1.1	0.9	4.0	3.4
Income taxes	3.7	14.8	32.8	26.8
Depreciation and amortization	8.9	7.8	34.0	28.4
Adjustment to fair value of contingent consideration	(9.1)	(1.9)	(40.7)	(1.9)
Fair value acquisition accounting	3.7	—	3.7	—
EBITDA	39.8	49.5	153.3	140.8

Fuel Specialties	34.9	40.8	128.8	118.0
Performance Chemicals	5.9	6.8	30.5	34.2
Octane Additives	8.9	10.7	25.1	23.0
Pension credit/(charge)	0.1	(0.8)	0.2	(3.3)
Corporate costs	(12.0)	(7.6)	(32.9)	(32.9)

	37.8	49.9	151.7	139.0
Profit on disposal of subsidiary	—	—	1.6	—
Other net income/(expense)	2.0	(0.4)	—	1.8

EBITDA	$39.8	$49.5	$153.3	$140.8

Schedule 3

INNOSPEC INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
(in millions)	2015	2014
Assets

Current assets:
Cash and cash equivalents	$136.9	$41.6
Short-term investments	4.8	4.7
Trade and other accounts receivable	137.4	164.3
Inventories	159.9	184.9
Current portion of deferred tax assets	8.8	8.4
Prepaid expenses	6.1	8.3
Prepaid income taxes	3.0	2.0
Other current assets	1.8	—
Total current assets	458.7	414.2
Net property, plant and equipment	76.0	80.8
Goodwill	267.4	276.1
Other intangible assets	168.7	181.1
Deferred finance costs	1.4	1.1
Deferred tax assets, net of current portion	1.4	0.7
Pension asset	55.5	45.2
Other non-current assets	0.9	0.7
Total assets	$1,030.0	$999.9

Liabilities and Stockholders’ Equity

Current liabilities:
Bank overdraft	$—	$—
Accounts payable	52.2	87.6
Accrued liabilities	84.1	77.2
Current portion of long-term debt	—	0.4
Current portion of finance leases	0.7	0.5
Current portion of plant closure provisions	6.4	5.7
Current portion of accrued income taxes	7.9	5.6
Current portion of acquisition-related contingent consideration	54.6	45.7
Current portion of deferred income	0.2	0.2
Total current liabilities	206.1	222.9
Long-term debt, net of current portion	133.0	139.0
Finance leases, net of current portion	2.4	1.7
Plant closure provisions, net of current portion	31.3	28.4
Unrecognized tax benefits, net of current portion	3.9	6.2
Deferred tax liabilities, net of current portion	37.7	23.0
Pension liability	9.2	10.4
Acquisition-related contingent consideration, net of current portion	—	49.5
Deferred income, net of current portion	0.6	0.9
Other non-current liabilities	0.5	2.0
Equity	605.3	515.9

Total liabilities and equity	$1,030.0	$999.9

Schedule 4

INNOSPEC INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended
	December 31
(in millions)	2015	2014
Cash Flows from Operating Activities

Net income	$119.5	$84.1
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	35.2	29.1
Adjustment to fair value of contingent consideration	(40.7)	(1.9)
Deferred taxes	12.0	5.8
Repayment of promissory note in civil complaint settlement	—	(5.0)
Changes in working capital	(3.6)	(12.8)
Excess tax benefit from stock-based payment arrangements	(0.5)	(0.4)
Accrued income taxes	2.0	14.9
Movement on plant closure provisions	4.1	1.9
Profit on disposal of subsidiary	(1.6)	—
Cash contributions to defined benefit pension plans	(9.0)	(11.6)
Non-cash expense of defined benefit pension plans	0.5	3.8
Stock option compensation	3.7	2.6
Movements on unrecognized tax benefits	(2.3)	(6.8)
Movements on other non-current assets and liabilities	(1.6)	2.6
Net cash provided by operating activities	117.7	106.3
Cash Flows from Investing Activities

Capital expenditures	(17.6)	(13.5)
Proceeds from disposal of subsidiary	41.5	—
Business combinations, net of cash acquired	—	(98.7)
Internally developed software	(8.6)	(8.4)
Purchase of short-term investments	(6.7)	(5.0)
Sale of short-term investments	6.4	6.6
Net cash provided by/(used in) investing activities	15.0	(119.0)
Cash Flows from Financing Activities

Non-controlling interest	0.3	—
Net repayment of revolving credit facility	(6.0)	(3.0)
Repayment of term loans	(0.4)	(1.7)
Refinancing costs	(1.5)	(0.1)
Excess tax benefit from stock-based payment arrangements	0.5	0.4
Dividend paid	(14.9)	(13.4)
Issue of treasury stock	1.0	0.4
Repurchase of common stock	(15.3)	(6.9)
Net cash used in financing activities	(36.3)	(24.3)
Effect of foreign currency exchange rate changes on cash	(1.1)	(1.6)

Net change in cash and cash equivalents	95.3	(38.6)
Cash and cash equivalents at beginning of year	41.6	80.2
Cash and cash equivalents at end of year	$136.9	$41.6

Amortization of deferred finance costs of $1.2 million (2014 — $0.7 million) are included in depreciation and amortization in the cash flow statement but in interest expense in the income statement.